

September 20, 2022

Mengmeng (Pan) Li
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province , 334100
People's Republic of China

      Re: JinkoSolar Holding Co., Ltd.
           Form 20-F for the Year Ended December 31, 2021
           Filed April 28, 2022
           File No. 001-34615

Dear Mr. Li:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information, page 5

1. Please revise future filings to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also revise future filing to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

2. At the onset of Item 3, please revise future filings to provide a clearer description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries,

and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your future disclosures should make clear if no transfers, dividends, or distributions have been made to date.

Part I , page 5

3. At the onset of Part I, please revise future filings to prominently disclose the following:
    - whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
    - whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections to two consecutive years instead of three years;
    - whether you have been or expect to be identified by the Commission under the HFCAA; and
    - provide a cross-reference to more detailed disclosures in your risk factors, including the heading of the risk factor.

4. At the onset of Part I, please revise future filings to prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

5. At the onset of Part I, please revise future filings to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

6. At the onset of Part I, please revise future filings to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.

<u>Item 3.D. Risk Factors</u>
<u>It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC...., page 55</u>

7.   As it appears your officers and directors are located in China, please revise future filings to also include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

<u>Operating and Financial Review and Prospects</u>
<u>Liquidity and Capital Resources</u>
<u>Operating Activities, page 110</u>

8.   In your discussions of operating cash flows, please revise future filings to discuss the changes in working capital components that impacted cash flows from operations for all periods presented. Please also revise future filings to expand your disclosures to discuss the underlying reasons for changes in material components, including advance from third party customers, accounts payable, inventories, accounts receivable from third party, and advances to suppliers.

<u>Financial Statements</u>
<u>34. Additional Information - Condensed Financial Statements of the Parent Company, page F-68</u>

9.   If applicable, please revise the parent company condensed financial statements in future filings to separately disclose the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries, and 50% or less owned persons accounted for by the equity method. See Rule 12-04 of Regulation S-X.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne Mcconnell, Staff Accountant at 202-551-3709 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing